UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CEDAR REALTY TRUST, INC.
(Name of Issuer)

Common Stock, par value $0.06 per share
(Title of Class of Securities)

150602209
(CUSIP Number)

Raghunath Davloor
Executive Vice President and Chief Financial
Officer RioCan Real Estate Investment Trust
RioCan Yonge Eglinton Centre
2300 Yonge Street, Suite 500, P.O. Box 2386
Toronto, Ontario M4P 1E4
Canada
(416-866-3033)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages Page
1 of 5 Pages

SCHEDULE 13D

CUSIP No.: 150602209	Page 2 of 5 Pages

1.	Names of Reporting Persons. RIOCAN REAL ESTATE INVESTMENT TRUST
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Ontario, Canada
Number of	7. Sole Voting Power	None
Shares
Beneficially Owned by Each	8. Shared Voting Power	9,445,236
Reporting Persons With	9. Sole Dispositive Power	None
	10. Shared Dispositive Power	9,445,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,445,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person: HC

* Based upon 71,791,845 shares of Common Stock outstanding as of July 31, 2012 as stated in the Form 10-Q filed by the Company on August 9, 2012.

SCHEDULE 13D

CUSIP No.: 150602209	Page 3 of 5 Pages

1.	Names of Reporting Persons. RIOCAN HOLDING USA INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of	7. Sole Voting Power	None
Shares
Beneficially Owned by Each	8. Shared Voting Power	9,445,236
Reporting Persons With	9. Sole Dispositive Power	None
	10. Shared Dispositive Power	9,445,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,445,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person: CO

* Based upon 71,791,845 shares of Common Stock outstanding as of July 31, 2012 as stated in the Form 10-Q filed by the Company on August 9, 2012.
.

CUSIP No.: 150602209	Page 4 of 5 Pages

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the initial statement on Schedule 13D filed by RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. with the Securities and Exchange Commission on November 5, 2009 (the "Initial Statement"), the first amendment to the Initial Statement filed by RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. with the Securities and Exchange Commission on February 11, 2010 ("Amendment No. 1"), the second amendment to the Initial Statement filed by RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. with the Securities and Exchange Commission on March 11, 2010 ("Amendment No. 2") and the third amendment to the Initial Statement filed by RioCan Real Estate Investment Trust and RioCan Holdings USA Inc. with the Securities and Exchange Commission on April 29, 2010 (the "Amendment No. 3" and, together with the Initial Statement, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D"), in connection with amendments to the agreements described herein.  Capitalized terms used in this Amendment No. 4 without being defined herein have the meanings given to them in the Initial Statement, Amendment No. 1, Amendment No. 2 or Amendment No. 3, as applicable.

Item 4.   Purpose of the Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

Agreement Regarding Purchase of Partnership Interests

Pursuant to the Agreement Regarding Purchase of Partnership Interests, dated September 6, 2012, by and between Cedar Realty Trust Partnership, L.P. (not a seller) , Cedar RCP LP LLC, and Cedar RCP GP LLC, as sellers, and RioCan Holdings USA Inc. (“RioCan Holdings”), as purchaser, (the "Interests Purchase Agreement"), RioCan Holdings acquired from the Company its 20% interest in all of the properties that previously formed the joint venture between Cedar and RioCan Holdings (other than Franklin Village, as described below).  Prior to that, pursuant to the Agreement Regarding Purchase of Interests (Franklin), dated September 6, 2012, by and between RC Cedar REIT Property Subsidiary LP and Cedar Realty Trust Partnership, L.P. and RC Cedar REIT LP and RioCan Holdings USA Inc., the Company indirectly acquired 100% of the property known as Franklin Village located in Franklin, Massachusetts.

RioCan Holdings currently intends to dispose of the shares of the Company owned by it over time, as market conditions permit.  Under the Interests Purchase Agreement, the parties thereto have acknowledged and agreed that there shall be no restrictions or limitations imposed on RioCan Holdings with respect to the disposition of such shares, except that RioCan Holdings has covenanted and agreed that it will not knowingly sell any of such shares to any person who, as a result of the acquisition of such shares, will become a holder of 9.9% or more of the outstanding common stock of the Company.   Notwithstanding the forgoing restriction on transfer, RioCan Holdings will nonetheless be permitted to sell any of such shares to any person that makes a tender or exchange offer for the common stock of the Company and shall be permitted to tender its shares to such tender or exchange offer accordingly (whether or not the tender or exchange offer is subsequently completed and take-up and payment for such shares of common stock is made).

Pursuant to the Interests Purchase Agreement, the Registration Rights Agreement has been amended to require the Company to keep the registration statement and prospectus effective (a) with respect to RioCan Holdings until the earlier of (i) thirty-six months after the later of the effective date of the registration statement and August 5, 2010, and (ii) the date on which all such registrable securities have been disposed of under such registration statement, and (b) with respect to the other selling shareholders, such time as all such registrable securities have been otherwise transferred to holders who may trade such securities without restriction under the Securities Act of 1933, as amended (the "Securities Act"), and the Company has delivered a new certificate of ownership without a restrictive legend (the earliest of such dates being the "Expiration Date") or as otherwise reasonably requested by the holders of such securities.

CUSIP No.: 150602209	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2012	RIOCAN REAL ESTATE INVESTMENT TRUST By: /s/ Raghunath Davloor Name: Raghunath Davloor Title: Executive Vice President and Chief Financial Officer